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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                       DONALDSON, LUFKIN & JENRETTE, INC.

                       (Name of Subject Company (Issuer))
                         ------------------------------

                           DIAMOND ACQUISITION CORP.
                              CREDIT SUISSE GROUP
    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                         ------------------------------

                     COMMON STOCK OF THE SERIES DESIGNATED
 DONALDSON, LUFKIN & JENRETTE, INC.--DLJ COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   257661108
                     (CUSIP Number of Class of Securities)

                     DAVID FRICK, ESQ.                                       JOSEPH T. MCLAUGHLIN, ESQ.
                    CREDIT SUISSE GROUP                                   CREDIT SUISSE FIRST BOSTON, INC.
                 PARADEPLATZ 8, P.O. BOX 1                                        11 MADISON AVENUE
                CH-8070 ZURICH, SWITZERLAND                                   NEW YORK, NEW YORK 10010
                       41-1-212-1616                                               (212) 325-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of filing persons)
                         ------------------------------

                                    COPY TO:

                            DAVID W. HELENIAK, ESQ.
                              CLARE O'BRIEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                            AMOUNT OF FILING FEE*
                $13,436,952,750                                   $2,687,390.55

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $90.00, the per share tender offer price, by 149,299,475, the sum of the 128,059,564 currently outstanding shares of Common Stock sought in the Offer and the 21,239,911 shares of Common Stock subject to options that will be vested as of August 31, 2000.

**  Calculated as 1/50 of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                 Filing Party:
                         -----------------------------                 -----------------------------
Form or Registration
No.:                                                    Date Filed:
                         -----------------------------                 -----------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13c-4

/ / going-private transaction subject to Rule13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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
    This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Diamond Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.--DLJ Common Stock, par value $.10 per share (the "Shares"), of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation (the "Company"), at a purchase price of $90.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEMS 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEMS 12. MATERIAL TO BE FILED AS EXHIBITS.

         (a)  (1)  Offer to Purchase dated September 8, 2000.
         (a)  (2)  Form of Letter of Transmittal.
         (a)  (3)  Form of Notice of Guaranteed Delivery.
         (a)  (4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
         (a)  (5)  Form of Letter from Brokers, Dealers Commercial Banks, Trust
                   Companies and Nominees to Clients.
         (a)  (6)  Form of Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9.
         (a)  (7)  Summary Advertisement as published in THE WALL STREET
                   JOURNAL on September 8, 2000.
         (a)  (8)  Joint Press Release issued by CSG and the Company on
                   August 30, 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Credit Suisse Group on August 30, 2000).
         (a)  (9)  Letter to Shareholders of Credit Suisse Group, dated
                   August 31, 2000, from Lukas Muhlemann, Chief Executive
                   Officer and Chairman of the Board of Credit Suisse Group
                   (incorporated by reference to exhibit 99.2 of the Schedule
                   TO-C filed by Credit Suisse Group on August 31, 2000).
         (a) (10) Presentation to analysts on August 31, 2000 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
         (a) (11)  Factsheets describing Donaldson, Lufkin & Jenrette, Inc.,
                   Credit Suisse First Boston, Inc. and Credit Suisse Group
                   (incorporated by reference to exhibit 99.4 of the Schedule
                   TO-C filed by Credit Suisse Group on August 31, 2000).
         (d) (1) Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Purchaser and the Company.
         (d)  (2)  Stock Purchase Agreement, dated as of August 30, 2000, among
                   CSG, AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable
                   Life Assurance Society of the United States, a Delaware corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium.

         (d)  (3)  Employment Agreement, dated as of August 30, 2000, between
                   Credit Suisse First Boston Corp. and Joe L. Roby
                   (incorporated by reference to exhibit (e)(4) to the Schedule 14D-9 of the Company filed on September 8, 2000).
         (d)  (4)  Agreement, dated August 30, 2000, between Credit Suisse
                   First Boston Corp. and Hamilton E James (incorporated by reference to exhibit (e)(5) to the Schedule 14D-9 of the Company filed on September 8, 2000).

ITEMS 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2000

                                                       DIAMOND ACQUISITION CORP.

                                                       By   /s/ ALLEN D. WHEAT
                                                            -----------------------------------------
                                                            Name: Allen D. Wheat
                                                            Title: President and Chief Executive
                                                            Officer

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2000

                                                       CREDIT SUISSE GROUP

                                                       By   /s/ JOSEPH T. MCLAUGHLIN
                                                            -----------------------------------------
                                                            Name: Joseph T. McLaughlin
                                                            Title: Attorney-in-Fact

                                                       By   /s/ RICHARD E. THORNBURGH
                                                            -----------------------------------------
                                                            Name: Richard E. Thornburgh
                                                            Title: Attorney-in-Fact

                                 EXHIBIT INDEX

     EXHIBIT
       NO.
-----------------
         (a)  (1)  Offer to Purchase dated September 8, 2000.
         (a)  (2)  Form of Letter of Transmittal.
         (a)  (3)  Form of Notice of Guaranteed Delivery.
         (a)  (4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
         (a)  (5)  Form of Letter from Brokers, Dealers Commercial Banks, Trust
                   Companies and Nominees to Clients.
         (a)  (6)  Form of Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9.
         (a)  (7)  Summary Advertisement as published in THE WALL STREET
                   JOURNAL on September 8, 2000.
         (a)  (8)  Joint Press Release issued by CSG and the Company on
                   August 30, 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Credit Suisse Group on
                   August 30, 2000).
         (a)  (9)  Letter to Shareholders of Credit Suisse Group, dated
                   August 31, 2000, from Lukas Muhlemann, Chief Executive
                   Officer and Chairman of the Board of Credit Suisse Group
                   (incorporated by reference to exhibit 99.2 of the Schedule
                   TO-C filed by Credit Suisse Group on August 31, 2000).
         (a) (10)  Presentation to analysts on August 31, 2000 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by
                   Credit Suisse Group on August 31, 2000).
         (a) (11)  Factsheets describing Donaldson, Lufkin & Jenrette, Inc.,
                   Credit Suisse First Boston, Inc. and Credit Suisse Group
                   (incorporated by reference to exhibit 99.4 of the Schedule
                   TO-C filed by Credit Suisse Group on August 31, 2000).
         (d)  (1)  Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Purchaser and the Company.
         (d)  (2)  Stock Purchase Agreement, dated as of August 30, 2000, among
                   CSG, AXA, a corporation organized under the laws of France,
                   AXA Financial, Inc., a Delaware corporation, The Equitable
                   Life Assurance Society of the United States, a Delaware
                   corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium.
         (d)  (3)  Employment Agreement, dated as of August 30, 2000, between
                   Credit Suisse First Boston Corp. and Joe L. Roby
                   (incorporated by reference to exhibit (e)(4) to the
                   Schedule 14D-9 of the Company filed on September 8, 2000).
         (d)  (4)  Agreement, dated August 30, 2000, between Credit Suisse
                   First Boston Corp. and Hamilton E James (incorporated by
                   reference to exhibit (e)(5) to the Schedule 14D-9 of the
                   Company filed on September 8, 2000).